                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                     Objective Systems Integrators, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

             Common Stock, with a par value of $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 674424-10-6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            D. Craig Nordlund, Esq.
                            Senior Vice President,
                         General Counsel and Secretary
                          Agilent Technologies, Inc.
                              395 Page Mill Road
                       Palo Alto, California 94303-0870
                                (650) 752-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 24, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------


 1    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
      Person

         Agilent Technologies Inc. (#77-0518772)

------------------------------------------------------------------------------

 2    Check The Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------

 3    SEC Use Only

------------------------------------------------------------------------------

 4    Source of Funds                                               00

------------------------------------------------------------------------------

 5    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------

 6    Citizenship or Place of Organization

              Delaware

------------------------------------------------------------------------------

     NUMBER OF       7    Sole Voting Power
     SHARES
                          ----------------------------------------------------
     BENEFICIALLY    8    Shared Voting Power
     OWNED BY             20,360,546
     EACH
                          ----------------------------------------------------
     REPORTING       9    Sole Dispositive Power
     PERSON
                          ----------------------------------------------------
     WITH
                     10   Shared Dispositive Power
                          20,360,546
                          ----------------------------------------------------

------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person: 20,360,540

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------



13    Percent of Class Represented by Amount in Row (11)
                                                                 54.6%
------------------------------------------------------------------------------

14    Type of Reporting Person                                      CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------




 1    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
      Person

         Tahoe Acquisition Corp. (No I.R.S. Identification No. available)

------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------

 3    SEC Use Only

------------------------------------------------------------------------------

 4    Source of Funds                                               OO

------------------------------------------------------------------------------

 5    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------

 6    Citizenship or Place of Organization

              Delaware

------------------------------------------------------------------------------

     NUMBER OF       7    Sole Voting Power
     SHARES
                          ----------------------------------------------------
     BENEFICIALLY    8    Shared Voting Power
     OWNED BY             20,360,546
     EACH
                          ----------------------------------------------------
     REPORTING       9    Sole Dispositive Power
     PERSON
                          ----------------------------------------------------
     WITH
                     10   Shared Dispositive Power
                          20,360,546
                          ----------------------------------------------------

------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person: 20,360,540

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------


13       Percent of Class Represented by Amount in Row (11)
54.6%
--------------------------------------------------------------------------------

14       Type of Reporting Person                                   CO

--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         No change.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


Item 3.  Source and Amount of Funds or other consideration.

         No change.

Item 4. PURPOSE OF TRANSACTION.

         No change.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No change.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No change.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------



Item 7. MATERIALS TO BE FILED AS EXHIBITS.

        No change.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2000               AGILENT TECHNOLOGIES, INC.

                               /s/ Marie Oh Huber
                               -------------------------------------------------
                               Marie Oh Huber
                               Vice President, Assistant General Counsel and Assistant Secretary

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2000                 TAHOE ACQUISITION CORP.

                                 /s/ Marie Oh Huber
                                 -----------------------------------------------
                                 Marie Oh Huber
                                 Secretary

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


                                                              Schedule A

                                    Directors and Executive Officers of Agilent Technology

------------------------------------------------------------------------------------------------------------------------------------
                  Name                                     Title                    Present Principal Occupation or
                                                                                    Employment, Including Name and Address
                                                                                    of Employer
------------------------------------------------------------------------------------------------------------------------------------
  Edward W. Barnholt                         President, Chief Executive Officer                         *
                                             and Director
------------------------------------------------------------------------------------------------------------------------------------
  Alain Couder                               Executive Vice President and Chief                         *
                                             Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
  Robert R. Walker                           Executive Vice President and Chief                         *
                                             Financial Officer
------------------------------------------------------------------------------------------------------------------------------------
  Byron Anderson                             Senior Vice President, Electronic                          *
                                             Products and Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  William R. Hahn                            Senior Vice President, Strategic                           *
                                             Programs
------------------------------------------------------------------------------------------------------------------------------------
  Jean M. Halloran                           Senior Vice President, Human                               *
                                             Resources
------------------------------------------------------------------------------------------------------------------------------------
  Richard D. Kniss                           Senior Vice President, Chemical                            *
                                             Analysis Group
------------------------------------------------------------------------------------------------------------------------------------
  D. Craig Nordlund                          Senior Vice President, General                             *
                                             Counsel and Secretary
------------------------------------------------------------------------------------------------------------------------------------
  Stephen H. Rusckowski                      Senior Vice President, Healthcare                          *
                                             Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  Thomas A. Saponas                          Senior Vice President and Chief                            *
                                             Technology Officer
------------------------------------------------------------------------------------------------------------------------------------
  John E. Scruggs                            Senior Vice President, Automated                           *
                                             Test Group
------------------------------------------------------------------------------------------------------------------------------------
  William P. Sullivan                        Senior Vice President, Semiconductor                       *
                                             Products Group
------------------------------------------------------------------------------------------------------------------------------------
  Thomas White                               Senior Vice President,                                     *
                                             Communications Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  Dorothy D. Hayes                           Vice President, Controller and Chief                       *
                                             Accounting Officer
------------------------------------------------------------------------------------------------------------------------------------
  Gerald Grinstein                           Chairman of the Board                  Principal
                                                                                    Madrona Investment Group, L.L.C.
                                                                                    1000 2nd Avenue
                                                                                    Suite 3700
                                                                                    Seattle, WA 98104
------------------------------------------------------------------------------------------------------------------------------------
  James G. Cullen                            Director                               Retired President and Chief Operating Officer,
                                                                                    Bell Atlantic
                                                                                    1310 N. Court House Road
                                                                                    5th Floor
                                                                                    Arlington, VA 22201
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Professor Emeritus and Professor
  Thomas E. Everhart                         Director                               California Institute of Technology
                                                                                    Mail Code 202-31
                                                                                    1200 E. California Blvd.
                                                                                    Pasadena, CA 91125
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Executive Vice President and Chief
  Robert J. Herbold                          Director                               Operating Officer,
                                                                                    Microsoft Corporation
                                                                                    1 Microsoft Way
                                                                                    Redmond, WA 98052-6399
------------------------------------------------------------------------------------------------------------------------------------
  Walter B. Hewlett                          Director                               Independent software developer
------------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Executive Vice President and
  Heidi Kunz                                 Director                                Chief Financial Officer, Gap Inc.
                                                                                     1 Harrison St.
                                                                                     San Francisco, CA 94105
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman & Chief Executive
  David M Lawrence, M.D.                     Director                                Officer of Kaiser Foundation
                                                                                     Health Plan, Inc. & Kaiser
                                                                                     Foundation Hospitals
                                                                                     1 Kaiser Plaza
                                                                                     Oakland, CA 94612
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman and Chief Executive
  A. Barry Rand                              Director                                Officer, Avis Group
                                                                                     900 Old Country Road
                                                                                     Garden City, NY 11530
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman Emeritus
  Randall L. Tobias                          Director                                Eli Lilly and Company
                                                                                     500 East 96/th/ Street
                                                                                     Suite 110
                                                                                     Indianapolis, IN 46240
------------------------------------------------------------------------------------------------------------------------------------

       . Such individual's principal occupation and employment is as set forth in the "Title" column, and such individual's employer is Agilent Technologies, Inc., at 395 Page Mill Road, Palo Alto, California 94303.

       . Unless indicated otherwise, such individual's business address is: 395 Page Mill Road, Palo Alto, California 94303



                                     Directors and Executive Officers of Tahoe Acquisition Corp.


------------------------------------------------------------------------------------------------------------------------------------
                  Name                                     Title                   Present Principal Occupation or
                                                                                   Employment, Including Name and Address
                                                                                   of Employer
------------------------------------------------------------------------------------------------------------------------------------
            D. Craig Nordlund                President, Chief Executive Officer    Senior Vice President, Secretary and
                                                        and Director               General Counsel, Agilent Technologies
------------------------------------------------------------------------------------------------------------------------------------
             Marie Oh Huber                  Chief Financial Officer, Secretary    Vice President, Assistant General Counsel
                                                        and Director               and Assistant Secretary, Agilent
                                                                                   Technologies
------------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------



------------------------------------------------------------------------------------------------------------------------------------
               John Eaton                     Assistant Secretary and Director     Vice-President, Agilent Technologies
------------------------------------------------------------------------------------------------------------------------------------

         *Each individual's business address is: 395 Page Mill Road, Palo Alto, California 94303